	W. R. Grace & Co.	T 410.531.4185
	7500 Grace Drive	F 410.531.4226
	Columbia, MD 21044	E robert.tarola@grace.com
W grace.com

Robert M. Tarola
Senior Vice President and
Chief Financial Officer

October 2, 2006

Securities and Exchange Commission

Division of Corporation Finance

Attn:       Mr. John Cash, Branch Chief

Washington, D.C. 20549-7010

Re:          Staff Comment Letter dated September 19, 2006 regarding the W. R. Grace & Co. 2005 Annual Report on Form 10-K (File No. 1-13953)

Ladies and Gentlemen:

Thank you for your letter of September 19, 2006 regarding the review of the W. R. Grace & Co. (“Grace,” “we” or “our”) Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”) by the Staff of the Division of Corporation Finance (the “Staff,” “your” or “you”) of the Securities and Exchange Commission. We appreciate the way this exchange of information has been conducted, and we are pleased to respond to your latest guidance and inquiry.  For your convenience we have reprinted your comment in italicized text below, immediately followed by our response to each subparagraph.

Form 10-K for the fiscal year ended December 31, 2005

Proforma Financial Information, page F-56

Comment 1

We note your response to prior comment three and at this time we do not object to the inclusion of this information in your MD&A.

Response

We recognize that our proposed Plan of Reorganization (the “Plan”) contains certain assumptions that can only be confirmed with certainty at, or near, the effective date of the Plan. We will make this clearer in future disclosures. The proforma balance sheet effects of the Plan are reflected as of December 31, 2005, whereas the proforma income statement effects of the Plan are reflected for the year ended December 31, 2005 as if the Plan were consummated before the year began. As requested, we will clarify the determination of proforma adjustments in future periodic reports as described below.

Securities and Exchange Commission

October 2, 2006

Comment 1 (first sub-bullet)

You include a proforma adjustment which contemplates the establishment of a new $1,000 million debt facility of which $800 million relates to the plan of reorganization.  Considering the status of the current reorganization plan, please tell us why you believe that this amount is factually supportable at this time.  Additionally, you indicate that proforma expenses reflect a 7% interest rate associated with this debt.  It is also not evident from your proforma adjustments where you have included this expense.  According to Article 11 your debt financing adjustment should be based on the current interest rate or a rate for which you have a commitment.  Additionally, if actual interest rates in the transaction can vary from those depicted, you should include disclosures of the effect on income of a 1/8 percent variance in interest rates.

Response

The financing assumptions reflected in the Plan are based on discussions with and presentations from a number of large financial institutions, and from our court-approved financial advisors in the Chapter 11 proceedings. These sophisticated lenders and advisors have informed us that they expect a borrowing facility of at least $1,000 million will be available to us at Plan confirmation given our global business position and our financial metrics. Particularly, they point to our level of pre-tax income from core operations before depreciation and amortization and to comparable companies that have raised debt capital of up to five times that amount. They also point to completed transactions of companies in similar situations that support the reasonableness of the borrowing level and interest rates at December 31, 2005. We agree to provide more information about this assumption in future filings and will revise our assumed borrowing rate to conform with current market conditions, if warranted.

Our proforma statement of operations contains a net adjustment of $1.6 million, pre-tax, for additional interest expense that would be incurred under the Plan.  This adjustment to interest expense and related financing costs in the proforma statement of operations was recorded to eliminate $55.3 million of 2005 historical interest expense and replace it with $56.9 million of interest expense reflecting interest expense on the $800 million of new financing at an assumed 7% annual rate.  In future filings, we will present the adjustments gross so that the calculation is more apparent to the reader. We will also include disclosures of the effect on income of a 1/8 percent variance in interest rates in our proforma disclosure in future filings.

Securities and Exchange Commission

October 2, 2006

Comment 1 (second sub-bullet)

You include adjustments for the Fresenius and Sealed Air Settlements in your proforma information.  Because these settlements have not taken place and will not be finalized until the bankruptcy is complete, it is not clear to us how you are able to conclude that these amounts are factually supportable at this time.  Furthermore, you have indicated that the “Fresenius settlement amount will be payable directly to Grace and will be accounted for as income.”  Please specifically tell us where you have included this amount in your proforma income statement and why you believe this not a contingent gain.

Response

The Sealed Air and Fresenius settlement agreements are signed, binding settlement agreements that have been approved by the Bankruptcy Court. The Plan is designed to meet all of the conditions precedent under these agreements for payment. In fact, the Plan cannot be consummated without access to the value imbedded in these agreements.

We have disclosed that the Fresenius settlement amount will be accounted for as income; however, we have presented the amount of the settlement, $115 million, as a proforma balance sheet adjustment only. We did this to avoid distorting the predictive value of the proforma statement of operations with this one-time gain, consistent with the approach described at the bottom of page 1 of this letter.

Comment 1 (third sub-bullet)

We note that you have adjusted tax accounts to reflect the change in nature of your tax assets from predominantly temporary differences to predominantly time-limited net operating losses.  The information you have provided does not allow a reader to recalculate the adjustment.  Please provide additional information in a note to your proforma financial statements.  Additionally, please tell us how this adjustment is directly attributable to the bankruptcy petition, factually supportable and expected to have a continuing impact.

Response

We acknowledge that the information we have provided is insufficient to recalculate our proforma tax adjustments and we intend to provide calculation details in future periodic reports. The proforma tax adjustments are designed to account for three changes that the consummation of the Plan will trigger, as follows:

1.                  to record taxes on the income (or relief of an obligation) in connection with the Fresenius and Sealed Air Settlements;

Securities and Exchange Commission

October 2, 2006

2.                  to eliminate the current tax valuation allowance due to the realization of income from item 1. above; and

3.                  to convert tax assets related to temporary differences to realized tax loss carryforwards for the payment of tax-deductible obligations such as asbestos claims, environmental claims and employment claims.

All of the above proforma adjustments are based on the consummation of the Plan. We will include footnotes to the proforma presentation in future filings to clarify the tax-related proforma adjustments.

Comment 1 (fourth sub-bullet)

You include various adjustments to your proforma consolidated statement of operations.  Please provide a more detailed explanation of these adjustments and tell us why you believe they are appropriate under the guidance of Article 11 of Regulation S-X.  For example, please tell us how each of these adjustments are directly attributable to the bankruptcy petition, factually supportable and expected to have a continuing impact.

Response

We have presented proforma adjustments to eliminate in total:

1.                  the $25.0 million Provision for Environmental Remediation as we expect this risk to be resolved under the Plan; and

2.                  the $30.9 million of Chapter 11 Expenses as this cost will be eliminated once the Plan is effective.

The adjustments to reduce Selling, General and Administrative expenses by $39.4 million and to reduce Other Income by $44.5 million represent the elimination of noncore legal expenses, and noncore insurance income related to asbestos litigation, as the liabilities to which these noncore activities relate will be settled as part of the Plan.  We will include footnotes to the proforma presentation in future filings to clarify the adjustments to our proforma statement of operations.

Comment 1 (fifth sub-bullet)

Please tell us why you believe that the non-asbestos contingencies should be included as a proforma adjustment.  Explain to us how these adjustments are directly attributable to the bankruptcy reorganization.  We note that “ the ultimate value of such claims may change materially as Chapter 11 and other legal proceedings further define [your] non-asbestos related obligations.”  Based on this disclosure, it appears to us that your adjustments may not be factually supportable.  If you can demonstrate that the adjustment is factually supportable,

Securities and Exchange Commission

October 2, 2006

then, if there is a chance that the amounts could differ from what you have disclosed, we believe you should provide a footnote to your proforma financial statements indicating what the possible variances could be.

Response

Pursuant to the Plan, liabilities subject to compromise will be discharged at the effective date of the Plan except for certain non-asbestos liabilities that will remain outstanding and will be satisfied in the normal course of business.  We have assumed that, absent contractual terms that call for payment at dates occurring after December 31, 2005 or contingencies subject to litigation after the effective date, liabilities will be settled at estimated amounts on the effective date of the Plan.  We believe these adjustments are directly attributable to the bankruptcy reorganization and the obligations will be liquidated as part of the Plan. Our financial statement footnotes and MD&A disclose the risks and potential changes to recorded estimates of these contingencies.

*  *  *  *  *

Please contact me at (410) 531-4185 or Mr. William Dockman, Grace’s Vice President Finance and Corporate Controller, at (410) 531-4558, if you have any questions or comments with respect to this response letter.

Sincerely,

/s/ Robert M. Tarola

Robert M. Tarola

cc:            Alfred E. Festa
William Dockman
Mark A. Shelnitz